Exhibit (a)(8)

Vista Equity Partners Commences Tender Offer for All Outstanding Shares of ACTIVE Network.

— Previously-Announced Offer Price of $14.50 Per Share in Cash —

SAN DIEGO, CALIF. — October 8, 2013 — ACTIVE Network (NYSE: ACTV) (the “Company” or “ACTIVE”) and Vista Equity Partners (“Vista”) today announced that Athlaction Merger Sub, Inc. has commenced the previously-announced tender offer for all of the outstanding shares of common stock of the Company at a price of $14.50 per share, net to the seller in cash without interest.

On September 30, 2013, the Company and Vista announced that the Company and affiliates of Vista had entered into a definitive merger agreement pursuant to which the tender offer would be made. Athlaction Merger Sub, Inc. and its parent company, Athlaction Holdings, LLC, are affiliated with Vista Equity Partners Fund III, L.P. and Vista Equity Partners Fund IV, L.P. Pursuant to the merger agreement, after completion of the tender offer and the satisfaction or waiver of certain conditions, the Company will merge with Athlaction Merger Sub, Inc., and all outstanding shares of the Company’s common stock (other than shares held by Athlaction Holdings, LLC, Athlaction Merger Sub, Inc., or the Company and shares held by the Company’s stockholders who are entitled to and properly demand and perfect appraisal of such shares pursuant to the applicable provisions of Delaware law) will be automatically cancelled and converted into the right to receive cash equal to the $14.50 offer price per share, without interest. After careful consideration, the board of directors of the Company unanimously approved the merger agreement and the transactions contemplated thereby. Accordingly, the board of directors has recommended that the Company’s stockholders tender their shares in the tender offer.

Athlaction Holdings, LLC and Athlaction Merger Sub, Inc. are filing with the Securities and Exchange Commission (the “SEC”) today a tender offer statement on Schedule TO, including an offer to purchase and related letter of transmittal, setting forth in detail the terms and conditions of the tender offer. Additionally, the Company will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 setting forth in detail, among other things, the recommendation of the Company’s board of directors that the Company’s stockholders tender their shares into the tender offer.

The completion of the tender offer is conditioned upon, among other things, satisfaction of a minimum tender condition, expiration or termination of any waiting period under the Hart-Scott-Rodino (HSR) Antitrust Improvements Act of 1976, receipt of funding under Vista’s financing agreements and other customary closing conditions. The tender offer and withdrawal rights are scheduled to expire at 12:00 midnight, New York City time, on November 6, 2013 (one minute after 11:59 P.M., New York City Time, on November 5, 2013), unless extended or earlier terminated in accordance with the terms of the merger agreement. Upon the completion of the transaction, ACTIVE will become a privately held company.

About ACTIVE NETWORK

ACTIVE Network is the leading provider of Activity and Participant Management™ solutions. ACTIVE’s technology platform makes managing and operating all types of activities, events and organizations smarter and more efficient. ACTIVE powers over 55,000 global customers and builds leading vertical technology applications for the markets it serves. ACTIVE’s leading ACTIVE Works cloud platform scales with its customers, large and small. ACTIVE Network was founded in 1999, is headquartered in San Diego, California, and has offices worldwide. For more information, please visit: http://www.activenetwork.com or follow the Company @ACTIVENetwork.

About Vista Equity Partners

Vista Equity Partners, a U.S. based private equity firm with offices in San Francisco, Chicago and Austin, currently invests over $7 billion in capital committed to dynamic, successful technology-based organizations led by world-class management teams with long-term perspective. Vista is a value-added investor, contributing professional expertise and multi-level support towards companies realizing their full potential. Vista’s investment approach is anchored by a sizable long-term capital base, experience in structuring technology-oriented transactions, and proven management techniques that yield flexibility and opportunity in private equity investing. For further information please visit www.vistaequitypartners.com.

Notice to Investors

This press release is not an offer to purchase or a solicitation of an offer to sell shares of ACTIVE’s common stock.

The solicitation and the offer to purchase shares of ACTIVE’s common stock described in this press release will be made only pursuant to the offer to purchase and related materials that Vista has filed on Schedule TO with the SEC. In addition, ACTIVE has filed its recommendation of the tender offer on Schedule 14D-9 with the SEC. Additionally, ACTIVE and Vista will file other relevant materials in connection with the proposed acquisition of ACTIVE by Vista pursuant to the terms of the merger agreement. INVESTORS AND STOCKHOLDERS OF ACTIVE ARE ADVISED TO READ THE SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO.

Investors and stockholders may obtain free copies of the Schedule TO and Schedule 14D-9, as each may be amended or supplemented from time to time, and other documents filed by the parties (when available), at the SEC’s web site at www.sec.gov or by contacting the investor relations department of ACTIVE at 10182 Telesis Court, San Diego, California 92121, by telephone at (858) 964-3834 or by email at PR@activenetwork.com.

Cautionary Notice Regarding Forward-Looking Statements

This press release contains forward-looking statements with respect to the tender offer and related transactions, including the benefits expected from the acquisition and the expected timing of the completion of the transaction. When used in this press release, the words “can,” “will,” “believes,” “intends,” “expects,” “is expected,” similar expressions and any other statements that are not historical facts are intended to identify those assertions as forward-looking statements. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risks, including uncertainties regarding the timing and occurrence of the closing of the transaction, uncertainties as to the number of ACTIVE stockholders who may tender their stock in the tender offer, the possibility that various closing conditions for the transaction may not be satisfied or waived, and general economic and business conditions. ACTIVE does not assume any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, unless required by law. Factors that could cause actual results of the tender offer to differ materially include the following: the risk of failing to obtain any regulatory approvals or satisfy conditions to the transaction, the risk that Vista is unable to obtain adequate financing, the risk that the transaction will not close or that closing will be delayed, the risk that ACTIVE’s business will suffer due to uncertainty related to the transaction, the competitive environment in ACTIVE’s industry and competitive responses to the transaction. Further information on factors that could affect ACTIVE’s financial results is provided in documents filed by ACTIVE with the SEC, including ACTIVE’s most recent filings on Form 10-Q and Form 10-K.

Investor Contact:

Brinlea Johnson, The Blueshirt Group

Brinlea@BlueshirtGroup.com

1-212-331-8424

Allise Furlani, The Blueshirt Group

Allise@BlueshirtGroup.com

1-212-331-8433

Media Contact:

Kristin Carroll, ACTIVE Network

Kristin.Carroll@activenetwork.com

Kristin Carroll

1-858-964-3834

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